                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*

                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    00759X100
                         -------------------------------
                                 (CUSIP Number)

                                  Kurt Seifman
                     5 West 86th Street, New York, NY 10024
                                 (212) 877-0055
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2000
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                           Page 1 of __ Pages

CUSIP NO.  00759X100                   13D                Page  2  of  Pages
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kurt Seifman
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         4,184,940 shares owned of record ("Of Record Shares")
                      125,000 shares subject to option - See Item No. 5(a)
                              ("Option Shares")
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,309,940

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,309,940
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 28.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          Title of Class: Common Stock, par value $.0001

          Issuer: Advanced Technology Industries, Inc.

          Principal Executive Offices:
                 Taubenstrasse 20
                 Berlin, Germany D-10117

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)   Kurt Seifman

          (b) Mr. Seifman's residential address is 5 West 86th Street, New York, NY, 10024

          (c) Mr. Seifman is the Chairman of the Board of Directors of ERBC Holdings, Ltd. ("ERBC") which is engaged in the merchant banking business. The address of the company is c/o Finbar F. Dempsey & Company, Cockburn House, Market Street, P. O. Box 70, Grand Turk, Turks & Caicos Islands, BWI.

          (d) During the last five years, Mr. Seifman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Seifman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Seifman is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On August 6, 1997 Mr. Seifman received the Of Record Shares as a distribution from ERBC which is a corporation wholly beneficially owned by Mr. Seifman. ERBC received said shares from the issuer in October of 1995 as founders stock for $.0001 per share. If Mr. Seifman exercises the option and acquires the Option Shares or any part thereof he will utilize his personal funds for such acquisition. The maximum amount of the exercise price is $42,875.

ITEM 4.   PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the common stock by ERBC was for investment and Mr. Seifman is holding said shares for investment. If Mr. Seifman exercises the option for the Option Shares he will hold the same for investment.

         Mr. Seifman intends to review his holdings in the issuer on a continuing basis. Depending on his evaluation of the issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the common stock, availability of and alternative uses for funds; as well as conditions in the securities markets and general economic and industry conditions), Mr. Seifman may acquire additional shares of the issuer's common stock, sell all or a portion of his existing common shares, or other shares of issuer's common stock hereafter acquired, or maintain his position at current levels.

          Other than as set forth above, Mr. Seifman has no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Seifman may, at any time and from time to time, review or reconsider his position with respect to the issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The 4,184,940 Of Record Shares are issued of record to Mr. Seifman and beneficially owned by him. The 125,000 Option Shares are beneficially owned by Mr. Seifman by virtue of the grant of an option to Mr. Seifman to purchase said shares pursuant to the Advanced Technology Industries, Inc. 2000 Stock Option Plan. Said option was granted on October 26, 2000. Under the Option Agreement Mr. Seifman is entitled to exercise said option immediately at the average of the closing bid and asked prices for the issuer's common stock on October 25, 2000, which was 34.3 cents. A copy of the Notice of Grant of Stock Option, the Grant Summary, Option Agreement and the Advanced Technology Industries Inc. Stock Option Plan are attached as Exhibit A hereto. The Of Record Shares and the Option Shares constitute approximately 28.2% of the issuer's common stock outstanding as of June 30, 2000.

          (b) Mr. Seifman does not share the voting and/or dispositive power with respect to the shares with any other person.

          (c) Mr. Seifman has engaged in no transactions with respect to the issuer's common stock in the past sixty days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Seifman and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         On or about August 23, 2000 the issuer entered into an agreement with Adrian and Dianna Joseph (the "Josephs") to issue 3,500,000 shares of its $.0001 par value common stock in consideration for the receipt of 3,500,000 shares of the $.0001 par value common stock of Nurescell, Inc. owned by them. This transaction is still in the process of being consummated and has not yet closed. Incident to the transaction the issuer demanded that the Josephs enter into a voting trust agreement under which the issuer would be the trustee. In lieu thereof, the Josephs have offered to execute an irrevocable proxy to vote their shares in the issuer for a period of five years and have proposed that Mr. Seifman be named the proxy holder. However, this matter has not yet been finalized. In the event Mr. Seifman becomes the proxy holder he will amend this Form 13D to reflect the additional voting power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A copy of the Notice of Grant of Stock Option, the Grant Summary, the Option Agreement and the Advanced Technology Industries, Inc. 2000 Stock Option Plan for the Option Shares are filed as an exhibit hereto (Exhibit A).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: November 8, 2000                      /s/ Kurt Seifman
                                             ---------------------------------
                                             Kurt Seifman

                                    EXHIBIT A


                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
                             2000 STOCK OPTION PLAN
                         NOTICE OF GRANT OF STOCK OPTION
                          (NON-QUALIFIED STOCK OPTION)

Name: Kurt Seifman
      ------------
Employee ID:None
            ----
Department Number
                 -----------------
Location:
         -------------------------

GRANT OF OPTION
---------------

You have been granted an option to buy shares of common stock of Advanced Technology Industries, Inc. as follows:

           Non-Qualified Stock Option Grant No.:   1
                                                   ----------
           Grant Date:                             10/26/00
                                                   ----------
           Option Price per Share:                 34.3 cents
                                                   ----------
           Total Number of Shares:                 125,000
                                                   ----------
           Termination:                            10/25/05
                                                   ----------

EXERCISE SCHEDULE
-----------------

The option shall become exercisable with respect to the number of shares of the aforementioned Total Number of Shares as set forth on the "Exercise Schedule" in the Grant Summary attached hereto and incorporated herein by this reference.

AGREEMENT
---------

By your signature and the Company's signature below, you and Advanced Technology Industries, Inc. agree that this option is granted under and governed by the terms of the Advanced Technology Industries, Inc. 2000 Stock Option Plan and the Non-Qualified Stock Option Agreement which is attached hereto and incorporated herein by this reference. PLEASE READ The AGREEMENT.

"COMPANY"                                     "OPTIONEE"

Advanced Technology Industries, Inc.           Name:    Kurt Seifman
                                                        ------------------------
                                               Address: 5 West 86th Street
                                                        ------------------------
                                                        New York, N.Y. 10024
                                                        ------------------------

By: /s/ H. J. Skrobanek                       Signature: /s/ Kurt Seifman
    ------------------------------                       ----------------
        H. J. Skrobanek, President                           Kurt Seifman

                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
                             2000 STOCK OPTION PLAN
                                  GRANT SUMMARY
                          (NON-QUALIFIED STOCK OPTION)

Name: Kurt Seifman
      ------------
Employee ID: None
             ----
Department Number:
                  -----------------
Location:
         --------------------------

Grant Number:  1                          Grant Type:            NSO
              ----                                          --------

Grant Date: 10/26/00                      Exp. Date:        10/25/05
            --------                                        ----------

Total Shares: 125,000                     Option Price:     34.3 cents
              --------------                                ----------

                                EXERCISE SCHEDULE
                                -----------------

Number of Shares                                  Exercise Date
----------------                                  -------------

125,000                                           Immediate

                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
                             2000 STOCK OPTION PLAN
                      NON-QUALIFIED STOCK OPTION AGREEMENT


         This Non-Qualified Stock Option Agreement is made and entered into by and between Advanced Technology Industries, Inc. a Delaware corporation ("Company"), and the Employee identified in the Advanced Technology Industries, Inc. Stock Option Plan Notice of Grant of Stock Option" ("Grant Notice") which is attached hereto ("Optionee"), as of the "Grant Date" set forth in the Grant Notice, with respect to the following facts:

         A. The Company has adopted and the stockholders of the Company have approved the Advanced Technology Industries, Inc. 2000 Stock Option Plan, as heretofore amended ("the Plan"), pursuant to which the Company is authorized to grant stock options to employees of the Company or any of its subsidiaries.

         B. Optionee has received and reviewed a copy of the Plan.

         C. Optionee is within the class of persons enumerated in Section 1 of the Plan as eligible to be granted an Option under the Plan. .

         D. This Agreement is comprised of this Non-Qualified Stock Option Agreement, the attached Grant Notice, and the attached Grant Summary, each of which is incorporated herein by reference.

         NOW THEREFORE, in consideration of the premises and intending to be legally bound, the parties agree as follows:

         1. GRANT OF OPTION. Subject to the terms and conditions set forth herein, the Company hereby grants to Optionee an incentive stock option ("Option") to purchase from the Company, at the "Option Price Per Share" set forth in the Grant Notice, the "Total Number of Shares" of the Company's authorized and unissued or reacquired shares of common stock set forth in the Grant Notice.

         2. NON-QUALIFIED STOCK OPTION. The Option granted to Optionee pursuant to this Agreement is a Non-Qualified stock option.

         3. TERM OF OPTION. The term of this Option shall be the term set forth in the Notice of Grant of Stock Option

         4. EXERCISE.

                  4.1 EXERCISABILITY. This option may be exercised in accordance with the Exercise Schedule in the Grant Summary attached to the Notice of grant of Stock Option.

                  4.2 NOTICE OF EXERCISE. Optionee shall exercise the Option by delivering to the Company, either in person or by certified or registered mail, written notice of election to exercise and payment in full of the purchase price as provided in Subsection 5.3 of this Agreement. The written notice shall set forth the whole number of shares with respect to which the Option is being exercised.

                  4.3 PAYMENT OF PURCHASE PRICE. The purchase price for any shares of common stock of the Company with respect to which Optionee exercises this option shall be paid in full at the time Optionee delivers to the Company the written notice of election to exercise. The purchase price shall be paid in cash, by check, or, at the discretion of the Plan Administrator, upon such terms and conditions as the Plan Administrator shall approve, either by (i) a copy of instructions to a broker directing such broker to sell the common stock for which such Option is exercised, and to remit to the Company the aggregate exercise price of such Options (a "cashless exercise"), or (ii) by transferring to the Company for redemption shares of common stock of the Company at their Fair Market Value (determined as defined in the Plan) in the form and manner specified by the Plan Administrator (a "stock-for-stock exercise"). In addition to the Option exercise price, the purchase price shall include the amount of tax required to be withheld (if any) by the Company or any parent or subsidiary corporation as a result of the exercise of an option. Notwithstanding the foregoing, the Company, in its sole discretion, may extend and maintain, or arrange for the extension and maintenance of, credit to Optionee to finance payment of the purchase price on such terms as may be approved by the Plan Administrator.

         5. ISSUANCE OF SHARES. Promptly after the Company's receipt of the written notice of election to exercise provided for in Subsection 4.2 hereof and Optionee's payment in full of the purchase price, the Company shall deliver, or cause to be delivered to Optionee, certificates for the whole number of shares with respect to which the Option is being exercised by Optionee.

                  5.1 REGISTRATION OF SHARES. Shares shall be issued in the name of Optionee. The Company has no obligation to register any of the shares issued pursuant to the exercise of the Option under the Securities Act of 1933. If any law or regulation of the Securities and Exchange Commission or of any other federal or state governmental body having jurisdiction shall require the Company or Optionee to take any action prior to issuance to Optionee of the shares of common stock of the Company specified in the written notice of election to exercise, or if any listing agreement between the Company and any national securities exchange requires such shares to be listed prior to issuance, the date of the delivery of such shares shall be adjourned until the completion of such action and/or such listing.

                  5.2 RESTRICTION ON ISSUANCE AND TRANSFER OF SHARES. Shares of common stock acquired pursuant to the exercise of this Option shall be subject to restrictions on transfer. No shares of common stock acquired pursuant to the exercise of this Option, nor any right or interest therein, may be transferred without the prior written consent of the Company, except by will or the laws of descent and distribution. Any shares acquired by exercise of this Option shall bear a legend referring to the restrictions and limitations of this Section. The Company may impose stop transfer instructions to implement such restrictions and limitations and may require the Optionee to execute a buy-sell agreement in favor of the Company or its designee with respect to all or any of the shares so acquired. In such event, the terms of such agreement shall apply to such shares.

                  5.3. INVESTMENT REPRESENTATION. Optionee may be required, as a condition of issuance of shares covered by his or her Option, to represent that the shares to be acquired pursuant to the exercise of the Option will be acquired for investment and without a view to distribution thereof; and in such case, the Company may place a legend on the certificate evidencing the shares reflecting the fact that they were acquired for investment and cannot be sold or transferred unless registered under the Securities Act of 1933, as amended, or unless counsel for the Company is satisfied that the circumstances of the proposed transfer do not require such registration.

         6. FRACTIONAL SHARES. In no event shall the company be required to issue fractional shares upon the exercise of any portion of the option.

         7. RIGHTS AS STOCKHOLDER. Optionee shall have no rights as a stockholder of the Company with respect to any shares covered by the Option until the date of the issuance of a share certificate for such shares. Except as provided in Section 8 hereof, no adjustment shall be made for any dividends (ordinary or extraordinary, whether cash, securities, or other property) or distributions or other rights for which the record date is prior to the date such share certificate is issued.

         8. RECAPITALIZATION OR REORGANIZATION OF COMPANY. Except as otherwise provided herein, appropriate and proportionate adjustments shall be made in the number and class of shares subject to the Plan and to the Option rights granted under the Plan, and the exercise price of such Option rights, in the event that the number of shares of common stock of the Company are increased or decreased as a result of stock dividend (but only on Common Stock), stock split, reverse stock split, recapitalization, reorganization, merger, consolidation, separation, or like change in the corporate or capital structure of the Company.

         In the event there shall be any other change in the number or kind of the outstanding shares of Common Stock of the Company, or any stock or other securities into which such Common Stock shall have been changed, or for which it shall have been exchanged, whether by reason of a complete liquidation of the Company or a merger, reorganization, or consolidation of the Company with any other corporation in which the Company is not the surviving corporation or the Company becomes a wholly-owned subsidiary of another corporation, a sale of substantially all of the operating assets of the Company, or a sale of 50% or more of the voting stock of the Company, then if the Plan Administrator shall, in its sole discretion, determine that such change equitably requires an adjustment to shares of Common Stock currently subject to Options under the Plan, or to prices or terms of outstanding Options, such adjustment shall be made in accordance with such determination. In addition, in the event of such change described in this paragraph, the Board may accelerate the time or times at which any Option may be exercised and may provide for cancellation of such accelerated options which are not exercised within a time prescribed by the Board in its sole discretion. Notwithstanding anything to the contrary herein, if any of the events described above occur (other than a liquidation), any Options issued under this Plan shall become immediately exercisable. In addition, if there is a complete liquidation of the Company, the exercisability of options shall be accelerated to the next anniversary date of issuance of the Option and the Option shall be immediately exercisable for the total number of shares as to which the Option would be exercisable as of said anniversary date.

         To the extent that the foregoing adjustments relate to stock or securities of the Company, such adjustments shall be made by the Plan Administrator, the determination of which in that respect shall be final, binding and conclusive. No right to purchase fractional shares shall result from any adjustment of Options pursuant to this section. In case of any such adjustment, the shares subject to the Option shall be rounded down to the nearest whole share. Notice of any adjustment shall be given by the Company to each Optionee whose Options shall have been so adjusted and such adjustment (whether or not notice is given) shall be effective and binding for all purposes of the Plan.

         10. NO TRANSFER OF OPTION. Optionee may not transfer all or any part of the Option except by will or the laws of descent and distribution, and the Option shall not be exercisable during the lifetime of Optionee by any person other than Optionee. In the event of the death of Optionee the Option or unexercised portion thereof, to the extent (and only to that extent) exercisable by Optionee on the date of his or her death, may be exercised by Optionee's personal representatives, heirs, or legatees subject to the provisions of section 4 hereof.

         11. GENERAL PROVISIONS.

                  11.1 ENTIRE AGREEMENT. This Agreement contains the entire understanding between the parties with respect to the subject matter hereof, and supersedes any and all prior written or oral agreements between the parties with respect to the subject matter hereof. There are no representatives, agreements, arrangements, or understandings, either written or oral, between or among the parties wit respect to the subject matter hereof which are not set forth in this Agreement.

                  11.2 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

                  11.3 NOTICES. Any notice given pursuant to this Agreement may be served personally on the party to be notified or may be mailed, with postage thereon fully prepaid, by certified or registered mail, with return receipt requested, addressed to the Company at its principal office, to Optionee at Optionee's residence address according to the records of the Company, or at such other address as either party may designate in writing from time to time. Any notice given as provided in the preceding sentence shall be deemed delivered when given, if personally served, or ten (10) business days after mailing, if mailed.

                  11.4 FURTHER ACTS. Each party to this Agreement agrees to perform such further acts and to execute and deliver such other additional documents as may be reasonably necessary to carry out the provisions of this Agreement.

                  11.5 SEVERABILITY. If any term, provision, covenant, or condition of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable for any reason, such invalidity, illegality, or unenforceability shall not affect any of the other terms, provisions, covenants, or conditions of this Agreement, each of which shall be binding and enforceable.

                  11.6 MODIFICATIONS AND AMENDMENT. This Agreement may not be modified, extended, renewed or substituted without an amendment or other agreement in writing signed by the parties to this Agreement.

         IN WITNESS WHEREOF, the Company by its duly authorized officer, has caused this Agreement to be executed this 26th day of October, 2000.

                                    Advanced Technology Industries, Inc.


                                    By: /s/ H. J. Skrobanek
                                       -----------------------------------------
                                        H. J. Skrobanek, President

                      ADVANCED TECHNOLOGY INDUSTRIES, INC.

                             2000 STOCK OPTION PLAN

                                TABLE OF CONTENTS

Paragraph                                                                 Page
1.       Purpose...........................................................1

2.       Incentive and Non-Qualified Stock Options.........................1

3.       Definitions.......................................................1
         3.1      Board....................................................1
         3.2      Code.....................................................1
         3.3      Common Stock.............................................1
         3.4      Company..................................................1
         3.5      Consultant...............................................1
         3.6      Disabled or Disability...................................1
         3.7      Fair Market Value........................................1
         3.8      Incentive Stock Option...................................2
         3.9      Non-Qualified Stock Option...............................2
         3.10     Optionee.................................................2
         3.11     Plan.....................................................2
         3.12     Plan Administrator.......................................2
         3.13     Stock Option or Option...................................2

4.       Administration....................................................2
         4.1      Plan Administrator.......................................2
         4.2      Administration of Plan...................................2

5.       Eligibility.......................................................3

6.       Shares Subject to Options.........................................3

7.       Terms and Conditions of Options...................................3
         7.1      Number of Shares Subject to Option.......................3
         7.2      Option Price.............................................4
         7.3      Notice and Payment.......................................4
         7.4      Term of Option...........................................5
         7.5      Exercise of Option.......................................5
         7.6      No Transfer of Option....................................5
         7.7      Limit on Incentive Stock Options.........................5
         7.8      Restriction on Issuance of Shares........................6
         7.9      Investment Representation................................6
         7.10     Rights as a Shareholder or Employee......................6
         7.11     No Fractional Shares.....................................6
         7.12     Exercisability in the Event of Death.....................6
         7.13     Recapitalization or Reorganization of Company............7

         7.14     Modification, Extension, and Renewal of Options..........7
         7.15     Other Provisions.........................................8

8.       Termination or Amendment of the Plan..............................8

9.       Indemnification...................................................8

10.      Effective Date and Term of Plan...................................8

                      ADVANCED TECHNOLOGY INDUSTRIES, INC.

                             2000 STOCK OPTION PLAN


         1. PURPOSE. The purpose of this ADVANCED TECHNOLOGY INDUSTRIES, INC. Stock Option Plan ("Plan") is to further the growth and development of ADVANCED TECHNOLOGY INDUSTRIES, INC. ("Company") by providing, through ownership of stock of the Company, an incentive to directors, officers, key employees, consultants, agents, advisors, and independent contractors who are in a position to contribute materially to the prosperity of the Company, to increase such persons' interest in the Company's welfare, to encourage them to continue their services to the Company or its subsidiaries, and to attract individuals of outstanding ability to render services to and enter the employment of the Company or its subsidiaries. This Plan is effective on the Effective Date (as provided in Section 10) and shall apply to options granted on or after the Effective Date.

         2. INCENTIVE AND NON-QUALIFIED STOCK OPTIONS. Two types of Stock Options (referred to herein as "Options" without distinction between such two types) may be granted under the Plan: Options intended to qualify as Incentive Stock Options under Section 422 of the Code and Non-Qualified Stock Options not specifically authorized or qualified for favorable income tax treatment by the Code.

         3. DEFINITIONS. The following definitions are applicable to the Plan:

                  3.1 BOARD. The Board of Directors of the Company.

                  3.2 CODE. The Internal Revenue Code of 1986, as amended from time to time.

                  3.3 COMMON STOCK. The shares of Common Stock of the Company.

                  3.4 COMPANY. ADVANCED TECHNOLOGY INDUSTRIES, INC. a Delaware corporation.

                  3.5 DISABLED OR DISABILITY. For the purpose of Section 7.4, a disability of the type defined in Section 22(e)(3) of the Code. The determination of whether an individual is Disabled or has a Disability is determined under procedures established by the Plan Administrator for purposes of the Plan.

                  3.7 FAIR MARKET VALUE. For purposes of the Plan, the "fair market value" per share of Common Stock of the Company at any date shall be (a) if the Common Stock is listed on an established stock exchange or exchanges, the closing price per share on the last trading day immediately preceding such date on the principal exchange on which it is traded, or (b) if the Common Stock is not then listen on an exchange but is quoted on the Nasdaq National Market, the Nasdaq Small Cap Market, the Nasdaq electronic bulletin board or the National Quotation Bureau pink sheets, the average of the closing bid and asked prices per share for the Common Stock as quoted by Nasdaq or the National Quotation Bureau, as the case may be, on last trading day immediately preceding such date, or (c) if the Common Stock is not then listed on an exchange or quoted by Nasdaq or the National Quotation Bureau, an amount determined in good faith by the Plan Administrator.

                  3.8 INCENTIVE STOCK OPTION. Any Stock Option intended to be and designated as an "incentive stock option" within the meaning of Section 422 of the Code.

                  3.9 NON-QUALIFIED STOCK OPTION. Any Stock Option that is not an Incentive Stock Option.

                  3.10 OPTIONEE. The recipient of a Stock Option.

                  3.11 PLAN. The Advanced Technology Industries, Inc.2000 Stock Option Plan, as amended from time to time.

                  3.12 PLAN ADMINISTRATOR. The Board or the Committee designated pursuant to Section 4 to administer, construe and interpret the terms of the Plan.

                  3.13 STOCK OPTION OR OPTION. Any option to purchase shares of Common Stock granted pursuant to Section 7.

         4. ADMINISTRATION.

                  4.1 PLAN ADMINISTRATOR. The Plan shall be administered by the Board or a committee or committees (which term includes subcommittees) appointed by, and consisting of two or more members of, the Board. If and so long as the Common Stock is registered under Section 12 (b) or 12 (g) of the Exchange Act, the Board shall consider in selecting the Plan Administrator and the membership of any committee acting as Plan Administrator of the Plan with respect to any persons subject or likely to become subject to Section 16 under the Exchange Act the provisions regarding (a) "outside directors" as contemplated by Section 162(m) of the Code and (b) "non-employee directors" as contemplated by Rule 16b-3 under the Exchange Act. The Board may delegate the responsibility for administering the Plan with respect to designated classes of eligible Participants to different committees, subject to such limitations as the Board deems appropriate. Committee members shall serve for such term as the Board may determine, subject to removal by the Board at any time.

                  4.2 ADMINISTRATION OF PLAN. Except for the terms and conditions explicitly set forth in the Plan, the Plan Administrator shall have exclusive authority, in its discretion, to determine all matters relating to Options under the Plan, including the selection of individuals to be granted

Options, the type of Options, the number of shares of Common Stock subject to an Option, all terms, conditions, restrictions and limitations, if any, of an Option and the terms of any instrument that evidences the Option. The Plan Administrator shall also have exclusive authority to interpret the Plan and may from time to time adopt, and change, rules and regulations of general application for the Plan's administration. The Plan Administrator's interpretation of the Plan and its rules and regulations, and all actions taken and determinations made by the Plan Administrator pursuant to the Plan, shall be conclusive and binding on all parties involved or affected. The Plan Administrator may delegate administrative duties to such of the Company's officers as it so determines.

         5. ELIGIBILITY. Any employee (including any officer who is an employee) of the Company or any of its subsidiaries shall be eligible to receive an Option under the Plan; provided, however, that no person who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its parent or subsidiary corporations shall be eligible to receive an Incentive Stock Option under the Plan unless at the time such Incentive Stock Option is granted the Option price (determined in the manner provided in Section 7.2) is at least 110% of the fair market value of the shares subject to the Option and such Option by its terms is not exercisable after the expiration of five years from the date such Option is granted. An employee may receive more than one Option under the Plan. Non-Employee officers and directors shall be eligible to receive Non-Qualified Stock Options under the Plan. In addition, Non-Qualified Stock Options may be granted to consultants, agents, advisors and independent contractors who are selected by the Plan Administrator.

         6. SHARES SUBJECT TO OPTIONS. The stock available for grant of Options under the Plan shall be shares of the Company's authorized but unissued, or reacquired, Common Stock. The aggregate number of shares which may be issued pursuant to exercise of Incentive Stock Options granted under the Plan, as amended, shall not exceed 3,000,000 shares of Common Stock (subject to adjustment as provided in Section 7.13). The number of shares which may be issued pursuant to Non-Qualified Stock Options shall be determined by the Board. In the event that any outstanding Option under the Plan for any reason expires or is terminated, the shares of Common Stock allocable to the unexercised portion of the Option shall again be available for Options under the Plan as if no Option had been granted with respect to such shares.

         7. TERMS AND CONDITIONS OF OPTIONS. Options granted under the Plan shall be evidenced by agreements (which need not be identical) in such form and containing such provisions which are consistent with the Plan as the Plan Administrator shall from time to time approve. Such agreements may incorporate all or any of the terms hereof by reference and shall comply with and be subject to the following terms and conditions:

                  7.1 NUMBER OF SHARES SUBJECT TO OPTION. Subject to adjustment from time to time as provided in Section 7.13, not more than 150,000 shares of Common Stock may be made subject to Options under the Plan to any individual Participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Section 162(m) of the Code.

                  7.2 OPTION PRICE. The purchase price for the shares subject to any Option shall be determined by the Plan Administrator at the time of grant, but shall not be less than par value per share. Anything to the contrary notwithstanding, the purchase price for the shares subject to any Incentive Stock Option shall not be less than 100% of the Fair Market Value of the shares of Common Stock of the Company on the date the Stock Option is granted. In the case of an Incentive Stock Option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its parent or subsidiary corporations, the Option price shall not be less than 110% of the fair market value per share of the Common Stock of the Company on the date the Option is granted.

                  7.3 NOTICE AND PAYMENT. Any exercisable portion of a Stock Option may be exercised only by:

                           (a) delivery of a written notice to the Company,
prior to the time when such Stock Option becomes unexercisable under Section 7.4, stating the number of shares being purchased and complying with all applicable rules established by the Plan Administrator;

                           (b) payment in full of the exercise price of such
Option by, as applicable, delivery of (I) cash or check for an amount equal to the aggregate Stock Option exercise price for the number of shares being purchased, (ii) in the discretion of the Plan Administrator, upon such terms as the Plan Administrator shall approve, a copy of instructions to a broker directing such broker to sell the Common Stock for which such Option is exercised, and to remit to the Company the aggregate exercise price of such Stock Option (a "cashless exercise"), or (iii) in the discretion of the Plan Administrator, upon such terms as the Plan Administrator shall approve, shares of the Company's Common Stock owned by the Optionee, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the aggregate purchase price of the shares with respect to which such Stock Option or portion is thereby exercised (a "stock-for-stock exercise");

                           (c) payment of the amount of tax required to be
withheld (if any) by the Company or any parent or subsidiary corporation as a result of the exercise of a Stock Option. At the discretion of the Plan Administrator, upon such terms as the Plan Administrator shall approve, the Optionee may pay all or a portion of the tax withholding by (I) cash or check payable to the Company, (ii) cashless exercise, (iii) stock-for-stock exercise, or (iv) a combination of one or more of the foregoing payment methods; and

                           (d) delivery of a written notice to the Company
requesting that the Company direct the transfer agent to issue to the Optionee (or to his designee) a certificate for the number of shares of Common Stock for which the Option was exercised or, in the case of a cashless exercise, for any shares that were not sold in the cashless exercise. Notwithstanding the foregoing, the Company, in its sole discretion, may extend and maintain, or arrange for the extension and maintenance of, credit to any Optionee to finance the Optionee's purchase of shares pursuant to exercise of any Stock Option, on such terms as may be approved by the Plan Administrator, subject to applicable regulations of the Federal Reserve board and any other laws or regulations in effect at the time such credit is extended.

                  7.4 TERM OF OPTION. No Option shall be exercisable after the expiration of the earliest of (a) ten years after the date the Option is granted, (b) three months after the date the Optionee's employment (including service as a director or consultant) with the Company and its subsidiaries terminates if such termination is for any reason other than Disability or death,
(c) one year after the date the Optionee's employment (including service as a director or consultant) with the Company and its subsidiaries terminates if such termination is a result of death or Disability; provided, however, that the Option agreement for any Option may provide for shorter periods in each of the foregoing instances. In the case of an Incentive Stock Option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its parent or subsidiary corporations, the term set forth in (a), above, shall not be more than five years after the date the Option is granted.

                  7.5 EXERCISE OF OPTION. No Option shall be exercisable during the lifetime of an Optionee by any person other than the Optionee. The Plan Administrator shall have the power to set the time or times within which each Option shall be exercisable and to accelerate the time or times of exercise. Unless otherwise provided by the Plan Administrator, each Option granted under the Plan shall become exercisable on a cumulative basis as to one-third (1/3) of the total number of shares covered thereby at any time after one year from the date the Option is granted and an additional one-third (1/3) of such total number of shares at any time after the end of each consecutive one-year period thereafter until the Option has become exercisable as to all of such total number of shares. In addition, as long as the Company's Common Stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, the Plan Administrator may in any event require that any Option not be exercised prior to six months from the date the Option is granted. To the extent that an Optionee has the right to exercise an Option and purchase shares pursuant thereto, the Option may be exercised from time to time by written notice to the Company, stating the number of shares being purchased and accompanied by payment in full of the exercise price for such shares.

                  7.6 NO TRANSFER OF OPTION. No Option shall be transferable by an Optionee otherwise than by will or the laws of descent and distribution.

                  7.7 LIMIT ON INCENTIVE STOCK OPTIONS. The aggregate fair market value (determined at the time the Option is granted) of the stock with respect to which Incentive Stock Options granted after 1986 are exercisable for the first time by an Optionee during any calendar year (under all Incentive Stock Option Plans of the Company and its subsidiaries) shall not exceed $100,000. To the extent that the aggregate Fair Market Value (determined at the time the Stock Option is granted) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an Optionee during any calendar year (under all Incentive Stock Option plans of the Company and any parent or subsidiary corporations) exceeds $100,000, such Stock Options shall be treated as Non-Qualified Stock Options. The determination of which Stock Options shall be treated as Non-Qualified Stock Options shall be made by taking Stock Options into account in the order in which they were granted.

                  7.8 RESTRICTION ON ISSUANCE OF SHARES. The issuance of Options and shares shall be subject to compliance with all of the applicable requirements of law with respect to the issuance and sale of securities. If an Optionee acquires shares of Common Stock pursuant to the exercise of an Option, the Plan Administrator, in its sole discretion, may require as a condition of issuance of shares covered by the Option that the shares of Common Stock shall be subject to restrictions on transfer. The Company may place a legend on the certificates evidencing the shares, reflecting the fact that they are subject to restrictions on transfer pursuant to the terms of this Section. In addition, the Optionee may be required to execute a buy-sell agreement in favor of the Company or its designee with respect to all or any of the shares so acquired. In such event, the terms of such agreement shall apply to such shares.

                  7.9 INVESTMENT REPRESENTATION. Any Optionee may be required, as a condition of issuance of shares covered by his or her Option, to represent that the shares to be acquired pursuant to the exercise of the Option will be acquired for investment and without a view to distribution thereof; and in such case, the Company may place a legend on the certificate evidencing the shares reflecting the fact that they were acquired for investment and cannot be sold or transferred unless registered under the Securities Act of 1933, as amended, or unless counsel for the Company is satisfied that the circumstances of the proposed transfer do not require such registration.

                  7.10 RIGHTS AS A SHAREHOLDER OR EMPLOYEE. An Optionee or transferee of an Option shall have no right as a stockholder of the Company with respect to any shares covered by any Option until the date of the issuance of a share certificate for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether cash, securities, or other property) or distributions or other rights for which the record date is prior to the date such share certificate is issued, except as provided in Section 7.13. Nothing in the Plan or in any Option agreement shall confer upon any employee any right to continue in the employ of the Company or any of its subsidiaries or interfere in any way with any right of the Company or any subsidiary to terminate the Optionee's employment at any time.

                  7.11 NO FRACTIONAL SHARES. In no event shall the Company be required to issue fractional shares upon the exercise of an Option.

                  7.12 EXERCISABILITY IN THE EVENT OF DEATH. In the event of the death of the Optionee, any Option or unexercised portion thereof granted to the Optionee, to the extent exercisable by him or her on the date of death, may be exercised by the Optionee's personal representatives, heirs, or legatees subject to the provisions of Section 7.4 hereof.

                  7.13 RECAPITALIZATION OR REORGANIZATION OF COMPANY. Except as otherwise provided herein, appropriate and proportionate adjustments shall be made in the number and class of shares subject to the Plan and to the Option rights granted under the Plan, and the exercise price of such Option rights, in the event that the number of shares of Common Stock of the Company are increased or decreased as a result of a stock dividend (but only on Common Stock), stock split, reverse stock split, recapitalization, reorganization, merger, consolidation, separation, or like change in the corporate or capital structure of the Company.

         In the event that there shall be any other change in the number or kind of the outstanding shares of Common Stock of the Company, or any stock or other securities into which such common stock shall have been changed, or for which it shall have been exchanged, whether by reason of a complete liquidation of the Company or a merger, reorganization, or consolidation of the Company with any other corporation in which the Company is not the surviving corporation or the Company becomes a wholly-owned subsidiary of another corporation, a sale of substantially all of the operating assets of the Company, or a sale of 50% or more of the voting stock of the Company, then if the Plan Administrator shall, in its sole discretion, determine that such change equitably requires an adjustment to shares of Common Stock currently subject to Options under the Plan, or to prices or terms of outstanding Options, such adjustment shall be made in accordance with such determination. In addition, in the event of such change described in this paragraph, the Board may accelerate the time or times at which any option may be exercised and may provide for cancellation of such accelerated options which are not exercised within a time prescribed by the Board in its sole discretion. Notwithstanding anything to the contrary herein, if any of the events described above occur (other than a liquidation), any Options issued under this Plan shall become immediately exercisable. In addition, if there is a complete liquidation of the Company the exercisability of Options shall be accelerated to the next anniversary date of the issuance of the Option and the Option shall be immediately exercisable for the total number of shares as to which the Option would be exercisable as of said anniversary date.

         To the extent that the foregoing adjustments relate to stock or securities of the Company, such adjustments shall be made by the Plan Administrator, the determination of which in that respect shall be final, binding, and conclusive. No right to purchase fractional shares shall result from any adjustment of Options pursuant to this Section. In case of any such adjustment, the shares subject to the Option shall be rounded down to the nearest whole share. Notice of any adjustment shall be given by the Company to each Optionee whose Options shall have been so adjusted and such adjustment (whether or not notice is given) shall be effective and binding for all purposes of the Plan.

                  7.14 MODIFICATION, EXTENSION, AND RENEWAL OF OPTIONS. Subject to the terms and conditions and within the limitations of the Plan, the Plan Administrator may modify, extend, or renew outstanding Options granted under the Plan, accept the surrender of outstanding Options (to the extent not theretofore exercised). The Plan Administrator shall not, however, without the approval of the Board, modify any outstanding Incentive Stock Option in any manner which would cause the Option not to qualify as an Incentive Stock Option within the meaning of Section 422 of the Code. Notwithstanding the foregoing, no modification of an Option shall, without the consent of the Optionee, alter or impair any rights of the Optionee under the Option.

                  7.15 OTHER PROVISIONS. Each Option may contain such other terms, provisions, and conditions not inconsistent with the Plan as may be determined by the Plan Administrator.

         8. TERMINATION OR AMENDMENT OF THE PLAN. The Board may at any time terminate or amend the Plan; provided that, without approval of the holders of a majority of the shares of Common Stock of the Company represented and voting (I) at a duly held stockholder's meeting at which a quorum representing a majority of all outstanding voting stock is, either in person or by proxy, present and voting on the plan or (ii) by a method and in a degree that would be treated as adequate under applicable state law in the case of an action requiring stockholder approval (i.e. and action on which stockholders would be entitled to vote if the action were taken at a duly held stockholder's meeting) there shall be, except by operation of the provisions of Section 7.13, no amendments may be made to the Plan in respect to Incentive Stock Options to be issued hereunder to increase the total number of shares which may be issued under the Plan or effect any other change to the Plan which would require the vote of the shareholders under IRC Section 422, and provided further that, without the consent of the Optionee, no amendment may adversely affect any then outstanding Option or any unexercised portion thereof.

         9. INDEMNIFICATION. In addition to such other rights of indemnification as they may have as members of the Plan Administrator, the members of the Plan Administrator administering the Plan shall be indemnified by the Company against reasonable expense, including attorney's fees, actually and necessarily incurred in connection with the defense of any action, suit, or proceeding, or in connection with any appeal therein, to which they or any of them may be a part by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any action, suit, or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit, or proceeding that such member is liable for negligence or misconduct in the performance of his duties, provided that within 60 days after institution of any such action, suit, or proceeding, the member shall in writing offer the Company the opportunity, at its own expense, to handle and defend the same.

         10. EFFECTIVE DATE AND TERM OF PLAN. This Plan shall become effective (the "Effective Date") on the date of adoption designated below. No options granted under the Plan will be effective unless the Plan is approved by shareholders of the Company within 12 months of the date of adoption.

Notwithstanding anything to the contrary herein, The Plan shall terminate upon the earliest of the (I) date the Plan is adopted by the Board or (ii) the date of shareholder approval.

ADOPTED BY THE BOARD ON: October 26, 2000

APPROVED BY THE SHAREHOLDERS ON
                               -----------------